   Exhibit 99.3

Press Conference

“Infosys-Press Call”

October 14, 2020

CORPORATE PARTICIPANTS :

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Nilanjan Roy

Chief Financial Officer

MEDIA PARTICIPANTS

Kushal Gupta

Zee Business

Mugdha Variyar

CNBC

Chandra Ranganathan

ET Now

Ayushman Baruah

Mint

Sajeet Manghat

BloombergQuint

Saritha Rai

Bloomberg

Shilpa Phadnis

The Times of India

Jochelle Mendonca

ET Prime

Swathi Moorthy

MoneyControl

Rukmini Rao

Business Today

Stuti Das

PTI

Nikita Periwal

Cogencis

Mini Tejaswi

The Hindu

Megha Mandavia

The Economic Times

Sankalp Phartiyal

Reuters

Garima

Good evening everyone and thank you for joining us for Infosys Q2 FY21 financial results. I am Garima and on behalf of Infosys, I would like to welcome you to this press conference. During these testing times, we hope you, your family and your dear ones are safe and well. Before we begin, I wanted to share a few guidelines with our attendees today. Please note, all journalists will be on mute by default throughout the press conference. You will be requested to unmute yourself when your name is called out for asking a question. Should you drop out, please rejoin using the same invite link. With that let me invite, Mr. Salil Parekh, CEO, Infosys to take us through the quarter gone by. Over to you, Salil.

Salil Parekh

Good afternoon. I trust each of you are safe and healthy. We have had an exceptional quarter in the second quarter, across multiple dimensions: client impact, digital scaling, growth and operating margins. I am grateful to our clients for their continued trust in us and I am proud of our team for their incredible commitment to our clients.

Let me share with you the highlights for Q2. Revenues grew by 2.2% YoY in constant currency and 4% QoQ in constant currency. Digital revenue grew at 25.4% YoY and now it accounts for 47% of our business. We delivered an operating margin of 25.4% and the large deal wins were $3.15 bn.

Our industry leading performance over the first half of this year has been due to the immense commitment of our over 240,000 employees. Recognizing this continuing stellar commitment from our employees during these times, we are paying out variable pay for the quarter at 100%. We will pay a one-time special incentive in Q3 for our junior employees. The salary increase process will restart now and will be effective from January 1, 2021. We restarted promotions in the last quarter at our junior levels and this will now be expanded to all levels.

I am thankful to each one of our employees for staying deeply committed to serving our clients as they have navigated their own personal challenges associated with the ongoing COVID situation and also with the remote operating model that we are working in.

So, a big thank you to all of our employees and all of our clients. Thank you and with that let me hand it over to you Garima for questions.

Garima

Thank you Salil. We will now open the floor for Q&A. Joining Salil, we have with us Mr. Pravin Rao, Chief Operating Officer, Infosys and Mr. Nilanjan Roy, Chief Financial Officer of Infosys. In the interest of time and to give everyone a fair chance may I please request our media friends to ask one question per leader only. Let us move on to our questions now.

Our first question is coming up from Kushal Gupta from Zee Business. Hi Kushal, please unmute yourself and ask the question.

Kushal Gupta

Your results have been brilliant. So, I would like to congratulate you guys for this. My question to Mr. Parekh is that you have increased the guidance for the revenue and the margins, is it because of the client confidence, cost cutting or cost savings which has happened or the acquisitions which you have had in the past, that we are able to see such an increase? My second question is for Mr. Rao. We have seen better performance in BFSI and Retail verticals, will this continue? And in the manufacturing vertical which has weakened, what are key factors that we need to focus for its revival? Third question to Mr. Nilanjan is that, there have been several cost deferrals due to the pandemic, what is the situation now and are there any price negotiations happening? Please provide us some clarity on those aspects?

Salil Parekh

Revenue guidance and margin guidance has been increased- both of those are coming from what we have seen with our business and the confidence that our clients have in what we are doing. The growth comes from the digital work that we are doing with our clients on their transformation journey, how we are supporting them in their cloud business. Specifically, with respect to margin, Nilanjan will also expand on it, there were several specific one-off situations that we saw in Q2. Yet, we see extreme strength in the way that they are going forward with the business as also as we increase our commitment in terms of salary increases that I just talked about. So, overall on the demand side, we see a good demand and a good pipeline and thanks to some of the recent wins that we have had over the past few quarters and on the margin side, a very strong discipline managing, the way we are looking at our business in addition to some things that we saw on a one-time basis.

With that Pravin over to you on the second part.

Pravin Rao

On the segment side, from a Financial Services perspective, we continue to see good performance both on a YoY and sequential basis. The areas of spend include in the mortgage processing, in payment space, in lending and banks are also investing heavily in terms of enabling remote ways of working, advisory, digital banking, retail banking and so on. Though we see bit muted performance in capital markets and cards and payment space. On the Retail side, we had a tough quarter in Q1, but we have seen improved performance in Q2. On a YoY basis, performance has been flat, but on the QoQ basis, we have seen growth coming back in the retail segment. However, given the nature of the segment, continued bankruptcies and some of the challenges we have seen, we remain cautious about it for the future. Manufacturing is another segment, which has been severely impacted by the pandemic. We have seen impact on both demand and supply side and in addition, they have also had impact of the trade wars. However, things seem to have stabilized in the coming quarter and we expect spend to come back slowly. So, while banking has done extremely well, Financial Services, has done extremely well, the pace of recovery in both Retail and Manufacturing will be slow, but it has been very encouraging in the Q2 and we expect that pace to continue.

Nilanjan Roy

Your question on pricing and margin, if I step back about two quarters when the pandemic started, and we all spoke to you at the end of April. When we were looking at entire cost management at that time, I think this was a three-pronged approach that we took. Firstly, it was about deferrals of cost, which was around promotions, wage hikes, hiring etc. The second one was how do we cut the discrete expenditure whether it was travel or it was brand expenditure etc., and third was our continued strategic cost levers of onsite, offshore pyramid and automation, subcontractors. So, this was the three-pronged approach we have taken and clearly the impact of all those three have been seen in the margin improvements across QoQ.

Specifically in Q2, our margins went up sequentially by 2.7% about 100-basis points from RPP which is pricing; it is a combination of the base impact, which we have seen in this quarter and also some impact of a moderated discount environment, which is ad hoc. The second one is of course around utilization – by about 80-basis points, which had dropped in the previous quarter. So, we have seen a margin impact of that as utilization has improved. The third is the onsite- offshore mix due to the temporary travel restrictions overseas, we have seen it improving substantially and that was around 80-basis points of margin. Now as you can understand a part of this margin benefit has been helped by the deferral of these costs which is why we have seen some accelerated margins and going into the second half of the year as Salil mentioned, some of these cost increases will now come back like wage hikes, promotions, hiring, etc., we will see some impact of that as well.

Garima

Thank you for the answers. Our next question is from Mugdha from CNBC.

Mugdha Variyar

Firstly, congratulations to all of you on a really strong quarter. Salil, let me come to you first, I want to ask you again, M&A activity has really been strong for Infosys this year already, four acquisitions in this calendar year. Firstly is there more appetite for more acquisitions and which areas will you look at and if you can also breakdown organic and inorganic growth for us and also highlight what is the contribution from the Vanguard deal to the revenues in this quarter, if you can highlight that? Nilanjan, a little bit on the capital allocation policy, while your peers have announced a buyback, you did not choose to announce buyback, you have announced an interim dividend as well but what is the rationale behind that if you can highlight that for us? And also, Nilanjan on the pricing, last quarter Infosys mentioned that there were some pricing discounts in Retail and Manufacturing, have those come back or are they coming back to original levels? Pravin to you, firstly good to hear that promotions and hikes are back from January, but will they be on par with pre-COVID levels and on voluntary attrition, it is quite low now. What are the factors that have led to this low voluntary attrition? And across verticals as well, you did say that the pace of recovery in retail and manufacturing will be slow when do you expect to see full recovery?

Salil Parekh

Thanks, Mugdha for those questions. On M&A, we always had an aim to build out the M&A which is focused on our digital capabilities. So, we saw something with a strong partner, Adobe, with another strong partner Salesforce, we have done something very exciting with another partner ServiceNow and then something in the product design space. So those are all different parts of the company and now we are looking around that and integration is going. We are still open to looking at other things as and when they make sense. In terms of the impact, obviously these are very small and 3 of them were done in the last three months and they are small businesses which are going to start, and it will boost our Digital capabilities. In terms of your question on Vanguard we do not break out specifically the revenue specificities of that client in at least this scenario. We are very positive with respect to what we see on the demand side as you know how we looked at the revenue growth margins discussion that we have had. Pravin over to you, please.

Pravin Rao

On the comp increases as Salil mentioned this will be across level effective January 1st. The quantum of increase will be identical to what we have done in the previous year. Your second question was around attrition. Attrition obviously has come down dramatically. It is significantly lower than what we typically see in this time of the year and our comfort zone. There are several reasons to it. Obviously, during this pandemic we have had tremendous focus on employee engagement, particularly engaging with employees in the virtual world was a big challenge. We have done several interventions, we have enabled managers to deal with employees in a virtual manner. We have created a lot of focus on physical wellness, emotional wellness. There have been over 200 initiatives and a lot of people have participated. We also encouraged the employee’s family as well. There have been tremendous focus on health and safety of the employees as well and even when we had employees come into office have come to a very secure environment and they have also been able to quickly enable them to work from home providing assets and other things. So, there are a lot of focus and the effort is ongoing and even for employees who were tested positive, we have provided tremendous amount of support right from hospital tie-up to providing ambulances and foresee continuous engagements with them. So that is one of the reasons why we feel attrition has come down.

Obviously this will not be sustainable once the growth comes back, but we are quite confident that we should be able to sustain in a very narrow band going forward.

In terms of segment performance as I mentioned on a YoY basis, we had positive growth in Financial Services, in Life Sciences and HiTech. Retail was flattish. Other segments had lower growth but on a sequential basis almost every segment had a positive growth. So, from that perspective, we expect degrowth to have bottomed out and growth coming back. Obviously, the pace of growth will be much faster in HiTech, Energy Services and so on but in Retail, Manufacturing and other things it will take some time for recovery to happen but we have already started seeing some positive signs.

Nilanjan Roy

So Mugdha to your first question on the capital allocation, I think we have a clearly articulated capital allocation policy. We rolled that out last year in terms of an increased payout to our shareholder. So earlier it used to be 70% every year, now it is 85% over a period of five years and the whole idea was to give more predictability to our shareholders and give more cash back. So the Board considers in line with that policy every year with our cash flows and our projected earnings. Based on that in fact, that is the reason we had given the higher dividend of 50% on interim dividend on a YoY basis due to a better performance and higher cash flows on a YoY basis.

Garima

Thank you for the answers. We will now move on to the next question which is coming from Chandra from ET Now. Chandra please unmute yourself and ask your question.

Chandra Ranganathan

Thank you so much for talking to ET Now. When I interviewed you a few weeks ago, you gave us a little hint of what is coming but this is a clear outperformance. Sir I want to start by asking you, can these strong deal wins in Q2 be used as a run rate for the future? And Digital now is more than 45% for you. What is it going to be in the next two years and where do you stand as far as Infy’s contention as a bellwether is concerned? Do you believe, it is a serious contender for the bellwether title? Nilanjan, if you can take us through pricing. Salil mentioned during the quarter that pricing is stable, but are these newer digital services giving you some pricing power? Pravin what percentage of employees continue to work from home? Will you look at a hybrid model going forward because you all have said that social capital is also important. How is it going to pan out going forward?

Salil Parekh

Thanks, Chandra, for those questions. I think on Digital what we are seeing is a continued change in the way different industries and different clients are looking at their digital journey. We have clearly seen through the last six months worldwide, as the people who were more advanced in how their digital infrastructure was set up, those companies have accelerated even faster. And this is a time when a lot of those industries and those companies are looking to go at a different pace. With the investments that we have made specifically in Digital over the last two and three years, that has been a tremendous benefit in what has happened. In terms of large deal wins those as we have discussed, and I have shared before are more volatile. So those are not predicted in every quarter at a certain level; however, we believe our pipeline is fairly good.

We are at 47% of Digital, I think very shortly we will cross over 50% mark, but the journey will keep continuing because the more capability that we build in this and work with different clients, the more opportunities we have in other spaces.

In terms of bellwether, my answer remains the same. I think it is clearly for other people to get those points and not for me. Nilanjan over to you!

Nilanjan Roy

Thanks, Salil. Your question on pricing, in fact, if you see Digital, we have historically seen our digital pricing has been at a higher level. But at the same time, there have been margin pressure in terms of pricing on the core. So that is the reason why some of that balances off. From a discount environment, definitely, in Q1, we saw a higher elevated level of discounts whereas some ongoing or some one-timers that has moderated a bit in this quarter and we are seeing some pricing impact of that. But like I said this varies from QoQ so there is no secular trend on it as well.

Chandra Ranganathan

Pravin on the work-from-home percentage?

Pravin Rao

In terms of work-from-home, today we have about 99% of the people globally working from home - in India, Americas, in parts of Australia, New Zealand it’s close to 99%. In Europe we have slowly started seeing some return to office. We have about roughly 10% of the people working in office in Continental Europe. We also have presence in China and Hong Kong and there it is the reverse we have about 90% of the people working in office and less than 10% working from home. The future as we have said it is a hybrid model where people will have the ability to work-from-home or work from office in a seamless manner. It will depend on the nature of work, client comfort and their own comforts as well and it is not the same set of people always working from home or working from office. So, for us I think the percentage is academic because the same set of people can at times work-from-home and work-from-office. So, our endeavor is to make sure that we create an environment where people have the ability to do that. Obviously given the need for social capital and other stuff there will always be a time when employees want to come and connect and interact with their colleagues and so on. We are not really stating any point on the percentage, we have to be flexible, and anyone should have the ability to work-from-home or work-from-office.

Garima

Thank you so much for answers. The next question is from Ayushman from Mint.

Ayushman Baruah

Thanks, Salil. My first two questions are for you. What are the trends in discretionary spend that you see, I know that the lines may be blurred now, but are clients willing to spend more on ‘good to have’ technologies rather than the ‘must have’? Second, which geographies are really driving your recovery, is it driven by the US or is it driven by UK and Europe. And for Nilanjan, could you just throw some light on the increase in PAT, I mean is this also affected by people working from home and less of traveling costs etc. Thank you.

Salil Parekh

Thanks for your question Ayushman. Discretionary spend is still patchy. What we see is where clients have embarked on a digital transformation journey or they have lot of focus on cost efficiency, automation and in some cases on consolidation of vendors, those are three quick themes that we see in how some of these discussions with our clients are playing out today. In terms of the growth, we have seen growth as you saw in the numbers in all geographies on the YoY basis and on a QoQ basis. To be clear there is more separation by industry. For example as Pravin was sharing earlier, HiTech is doing quite well for us today, Life Sciences is growing quite well, Financial Services is quite stable in its growth and then we see some of those, other industries starting to come back more on a QoQ basis, for example, Retail. With that let me pass it to Nilanjan for the other part.

Nilanjan Roy

Ayushman, I think clearly the reflection in PAT improvement is coming from higher growth and higher margins. And as I mentioned on the margins side, we had a margin improvement strategy at the beginning of COVID which was how do we attack all the cost levers. Clearly discretionary costs like travel etc., have helped the margins, you have seen our travel costs actually coming down quite sharply and of course we think some of this will return once the pandemic is behind and travel continues to start again. But we are seeing some of those benefits of work-from-home because of lower travel etc. On the same time I think we also invested some money in technology enablement for people who are enabled to work-from-home, technology spends and sourcing laptops to all our employees, our security communication spends also have gone up but all in all there have been a benefit because of work-from-home.

Garima

Thank you everyone. Sajeet can we have your question please.

Sajeet Manghat

Mr. Parekh my first question to you is on IT spends. You are speaking to many clients of yours. What is the kind of IT spending that you are seeing especially in the new technology space? Are you seeing a better deal conversion which is happening now because of reduced stress? Any of the faster conversions happening on the deals as we speak. For Pravin, especially the

BFSI space if you can give us an idea of how the entire BFSI space is now looking with respect to new applications, cloud, and some of the sectors like Retail and Energy, how are they looking for you. Nilanjan, the operating margin guidance that you are giving us 23% to 24%, my question is what is the assumption made behind that 23% to 24%? What percentage of your workforce is basically working from home and for the entire FY21 to get the margin of 23% to 24%? We also saw your employee benefit expenses coming down this quarter, what is the reason behind that?

Salil Parekh

Thanks, Sajeet. The deal conversions are about the same. There are some deal situations which on average most of the deal’s conversion timelines look about the same as what we saw at the start, which is about six months. So, nothing in that sense moved faster or slower. We see a good pace of deal conversions that are going through right now. In terms of what we see in the market itself the type of work is still focused more and more on digital work, cost efficiency and vendor consolidation. Pravin over to you on the BFSI and other sectors.

Pravin Rao

In the BFSI sector as I mentioned earlier, we have seen a positive growth in the banking space whereas spend in capital markets and cards and payment is a bit muted. In the banking space itself there is a lot of spend in, mortgage, in lending, in customer care, in payment space and also in enabling virtual ways of working through digital bank, digital consultancy and so on. There is also lot of focus on security and here it is a lot of application of artificial intelligence and analytics and so on. In the Retail space, we see a good traction in brokerage space, health and personal care we are seeing good traction in parts of the CPG. Obviously, again there is lot of focus on online commerce because there is a tremendous increase in online spend, adoption of online and almost every retailer and even CPG segment is also focusing on direct to consumer. In the Utility space, there is spend on grid modernization, there is spend on customer care and so on. So net-net in general across segments there is a lot of focus on enabling remote ways of working, lot of focus on accelerated digital transformation, lot of focus on migrating work load to cloud. Cloud is a big thing today because clients have very clearly recognized that Cloud brings in resiliency and the speed in which you can innovate can be much more faster if you are in a cloud environment. So that there is lot of cost spend on cloud as well and obviously there is also focus on cost take out, the consolidation of vendors and all of those and these trends are common across the vertical.

Nilanjan Roy

Sajeet your question on margin, yes, we have upped our margin guidance for the year. As you have seen from 21% to 23%, which was previous guidance, to 23% to 24%. Clearly we have seen the first half improvement, but we think there will become headwinds in the second half as we start rolling out some of the deferred cost impact as we talked about the pay hikes, the hiring across, the promotions, so we will see some of that impact kicking in and will impact. We also know Q3 is a seasonally weaker quarter because of furlough from our clients, so that has been baked into the overall guidance of 23% to 24% for the year.

From a work-from-home perspective, I think we expect most of the year a lot of the work- from-home will continue as is. You could see some geographies opening up slightly, but I think most of this year we will continue to see that happen.

Garima

Thank you. We will take our next question from Saritha Rai from Bloomberg. Saritha, please unmute yourself and ask the question

Saritha Rai

Two questions from me. One is about digital revenues which grew over 25% and now closing in on half of your revenues, I am assuming that a lot of your clients are already sort of digitally transformed. I wanted a more nuanced glimpse into what kind of work are you doing which is new and innovative for clients especially clients in the BFSI sector? My second question is about H1B visas, since last week we saw the Trump administration further tightened restrictions of H1B which might affect almost a third overall H1B applications. How is that going to affect your onsite offsite balance and what about cost implications especially since you use quite a lot of contracted workers?

Salil Parekh

Thanks for that questions Saritha. I think, what we have seen with clients is a lot more work in digital and to give you a couple of examples, there is tremendous movement on how clients are leveraging the cloud. What they are doing with it, they are using the cloud to create new ways of distributing, what they are doing in terms of their product, how they are connecting to their suppliers, how they are connecting with their employees. So these type of different ways of leveraging this new technology, makes it much more efficient for many of our large clients to scale, to be flexible, to adapt. So if we look at Retail Industry, the e-commerce revolution is absolutely remarkable. In the type of stats you see whether you see it in the Western European markets, US markets, Asia and Pacific markets, what we are seeing in India and those are the sorts of digital transformation activities that we are more and more participating in.

For the second part, I will just give one view. Pravin will have much more depth on it. We started our localization work in the US specifically several years ago, that is another example of a strategic decision that was made by the company and that is paying benefits to us because with the regulatory changes, that decision where we built six digital centres, recruiting locally, will give us some benefit . For more specifics on this, Pravin over to you.

Pravin Rao

As Salil mentioned since 2017, we have aggressively embarked on a localization strategy. In the last three years, we have recruited more than 13,000 locals in US. Today, nearly 63% of our workforce are local and visa independent. We have also recruited from universities and we are also creating local talent as well through our training and technology capabilities. In addition, we have also expanded our presence in Mexico and Canada where we can provide same time zone services to our clients. At the end of the day, it is all about talent and we are very confident that we should be able to bring the right talent either locally or globally to our clients to meet their needs and we should be able to manage some of the challenges we are seeing on H1B visa with minimal impact.

Garima

Thank you. We will move to a next question now. It is from Shilpa Phadnis from The Times of India. Shilpa, please unmute yourself and ask the question.

Shilpa Phadnis

This question is to Mr. Parekh. The US fiscal stimulus has so far kept the IT downside in check. Do you think the concerns around discontinuing the stimulus in the US could threaten recovery and also impact the banking sector? My second question is on if you were to review your own three year transformation strategy, how would you see that playing out especially do you see the runway for recovery is taking a little longer post the pandemic. The third question, your revenue per employee has dropped to $53,500. I just wanted to get a clarity compared to last year it is a drop of $1000, how do you see that tying into your strategy of nearing 50% in digital revenue. Thank you

Salil Parekh

Thanks for your question Shilpa, I will start with the first one. We see strength in the US economy at this stage. We do not know specifically on the policy changes, but what we seen so far from both European and US where the economies have been supportive, we see a lot of strength in those economies and that is definitely positive for what we see in our business. More broadly we see the huge strength in technology, which is a very large mega trend worldwide that is driving some of these changes. In addition to that your second point of our three-year plan, some of the strategic choices we have made, we’ve talked about Digital, we talked about localization, our intense focus on large client partnerships and deals, the way we worked on reskilling, our own digital infrastructure within the company, all those elements and choices we have made a few years ago are what is resulting in where we are today. In fact my sense is our recovery is much faster than what we see with the industry as a whole. We are one of the few players who have YoY growth in this environment. And so we think we are gaining market share compared to what the industry is seeing and that is the function of where we see ourselves with our clients and the commitment of our employees.

Garima

Thank you. Next question is from Jochelle from ET Prime. Jochelle has sent a question over text, which I am going to read out. It is for Nilanjan on how the DSOs are holding up since we have seen record low DSOs in other companies. Nilanjan, could you please take that up?

Nilanjan Roy

Yes. So, we have also seen very good collections. I think our DSOs have sequentially dropped by two days and that has reflected in our free cash flows. In this time also we have extended some help over the last half year to some of our clients in terms of extended credit terms, etc. So, all in all I think if you see our cash flows, we have been very happy with what we have achieved and the reduction in DSOs.

Garima

Thank you Nilanjan. We will move to our next question for now. It is from Swathi Moorthy from MoneyControl.

Swathi Moorthy

Just a couple of questions; how much of an impact is the recent change in H1B is going to have on margins and what are the alternatives that you have, also offshoring has increased compared to last year to73.9%, some thoughts on that. Second question is about the hiring outlook? So, compared to the last quarter the number of headcounts increased to 240,208 despite onboarding freshers.

Pravin Rao

On the first question on the impact of H1B as I said earlier there are several levers and today we are less dependent and also the wage increase will immediately impact only the people who are going in the new LCAs going forward. It will not impact people who will go on the older LCAs or existing LCA. So, I think we have enough time for us to use many of the levers that I talked about including the nearshore, offshore, more aggressive onsite hiring and so on. So, I think, as we said earlier, we should be able to manage the challenges with minimal impact.

The second question I think was on hiring. In this quarter, we had about 5,500 additions in Infosys Limited roughly about 3,000 freshers and about 2,500 were laterals. For this year we are looking at about 16,500 freshers within India joining us and next year obviously the hiring has started for next year and we are probably looking at about 15,000 hires.

Garima

Thank you. The next question is from Rukmini Rao from Business Today.

Rukmini Rao

I just wanted some bit of insight around the pandemic driven cloud migration or any of those deals that are happening, is there some sense of commoditization of that and is there pricing pressure on such deals with most of the companies doing similar kind of work. Some bit of understanding around that. Thank you.

Salil Parekh

On the cloud deals that you referenced in this current environment, we are seeing, today at least there is no commoditization. In fact, what we are noticing is if you have depth of expertise and some of the acquisitions we have done in the last weeks, organically what we have grown within the capabilities whether it is in some of our partners on the public cloud, whether it is some of the partners on hybrid cloud or whether it is some of the SaaS players, more expertise than in the more capability combined with the industry knowledge the vendor position we have less of margin. These are sorts of things most clients are looking for.

Rukmini Rao

Is the premium, really more than what it was earlier on such deals, if they were?

Salil Parekh

I would not say there is a premium. I would definitely say there is no commoditization and the more differentiated you are, the more you are able to become more and more close to your clients in how these transactions and deals are done and as we build our scale overtime, we can start to look at what sort of premium that generate.

Garima

Thank you so much for the answer. We will take our next question from Stuti from PTI. I am going to read out that question. The question is for Salil. What will be the impact of recent announcement on H1B visa? Infosys had announced new hiring plans for US, how much of that has been completed and the last part is 63% locals in the US, is there a scope to increase it further?

Pravin Rao

I have already stated earlier, today we have about 63% of employees who are locals or visa independent in US and we have recruited about 13,000 people since we started this program about three year back and even before the new regulations we announced our intent to hire another 12,000 in the next two years. Finally the number of people we hire will be subject to availability of talent. And we are not only hiring laterals, but we are also hiring people from community colleges, people from local colleges, universities and we are training them, providing them digital skills and so on. As long as talent is available, we should be able to recruit as much as needed . We have recruited 13,000 people and in recent announcement we talked about 12,000 people that is for two years and it will happen over a period of time.

Garima

The next question is from Nikita Periwal from Cogencis. I am going to read out this question as well. Want to get a sense on interactions with clients in the Retail and Insurance space, would Retail be one of the last ones to recover?

Pravin Rao

As I said, we feel Retail was one of the segments other than Manufacturing which was impacted majorly by COVID. The sector is seeing very encouraging trends. This quarter we have seen growth in Retail. We have had 3 out of the 16 large deal wins from retail space, so we feel reasonably confident about this space. Clients are continuing to invest in online and in analytics. At the same time, we are also a little bit cautious given continued number of stores closing and, we have festival season where spend is likely to be lower and could have a furlough impact and so on. But the positive thing is growth has come back and I think in the next two quarter, is when we start seeing come back to normal. That is on the retail space.

Nikita Periwal

I have a couple of more questions. Your peers have indicated that they are seeing a mix of large as well as small deals. Is this something that you are seeing as well and if yes, what are these new industries that are coming up for spending in technology, what are they looking at? The second thing is you mentioned that you have been seeing a lot of vendor consolidation and people are obviously choosing bigger companies like Infosys, which they trust. In which sector are you seeing the maximum benefit of this vendor consolidation and any impact from Brexit because the deadline is nearing now?

Salil Parekh

Let me start with the trends, what we are seeing is more and more where we see companies which are focused on a few retail online tech companies which are changing, what they are doing for different types of consumers, companies which are more focused on taking advantage of the cloud infrastructure or the digital capabilities, those are the sorts of companies, our client base is the larger companies in the Global 2000 or Global 3000 and those are the types of companies where we see the biggest impact in, where we see more and more activity for the change. For the others, we see where they are going through large transformation programs where they are making changes to their established business models to leverage these new business models that are emerging and how those can be leveraged. On the vendor consolidation, we see several discussions, but we do not see a distinction across industries in those discussions. Those discussions are positive in that we see good affinity from our clients for us but those discussions will play out in my view over the next several quarters.

Garima

Thank you. We will take our next question now from Mini Tejaswi from The Hindu, which I will read out. It is for Salil. As you spoke about 100% variable pay, one-time special incentive, promotions, salary hike etc., can you elaborate on timeline and number of employees going to be covered under these and also a percentage of wage hike please?

Salil Parekh

As Pravin shared, we are going to look at what we do in terms of salary increases which is going to be a similar in the approach we have taken in previous years. I have already shared,

in terms of number of employees covered in one-time incentive, our focus is much more on our junior employees, all of our employees have contributed tremendously. Everyone in this environment as you can imagine is going through individual challenges, how everyone is working even if it is work from home, everyone has different ways of dealing with that situation. We have seen the contribution that the employees have made and they are absolutely incredible and that is in part a huge contributor to how the company has performed. That is the reason why we have announced performance bonus to recognize employees as we witness growth.

Garima

Thank you Salil. We will move on to our next question, it is from Megha Mandavia from The Economic Times.

Megha Mandavia

Thank you for the opportunity to ask this question. Hello everyone. Congratulations on a stellar quarter. The question I wanted to ask you was that change of guard is expected in the US, how is that impacting your decision making on IT spends, are they delaying or deferring, to after US Presidential Election. And the second question I wanted to ask was that can we expect a continued decline in onsite mix for the employees going forward in the US?

Salil Parekh

On the first part, we do not see a lot of activity going on in the US with respect to the elections, but we have seen with our interactions with our clients across different industries, decision- making has continued as they made progress on their transformation activities. In terms of the onsite mix, the way we see it and as Nilanjan was sharing earlier there are travel constraints in last few months and that has in part helped and those are programs we have put in place to become much more efficient. However, over time we will see some of the onsite mix will change as travel opens up.

Garima

Since we could not have Sankalp join us we have his question over text which I am going to read out. For Salil this question is while digital is growing to become nearly 50% of the business how is the run side of the business doing in this environment? We have seen some pricing pressure there earlier; has it improved or has the pricing pressure increased? The second question is for Pravin, you are saying that you are largely going to depend on the tech previously announced to meet H1B challenges, is there nothing new on that front that you will do?

Salil Parekh

Let me start on the first part in the terms of run and digital. As we shared digital is growing at 25%, what we are also seeing very clearly is in many situations, clients are transforming their core to become digital and in doing that that is where we see a lot of changes and lot of transformation happening in the client IT landscape. In terms of run, the run business is still a large part of our activity, running quite well. We have a special expertise in automation. We have deployed our AI capabilities into that space and that is giving us tremendous benefit both in expanding with our clients, giving them some benefits of this efficiency and then ensuring that we remain competitive in that space. For the second part, Pravin will reply.

Pravin Rao

The kind of regulatory changes we are seeing is something we have seen in the past and it will continue irrespective of which government comes to power. I think, the only way out is to reduce dependency on visa and that is the journey we are on the last three years. And we need to continue the journey as well. I said there are multiple levers available, once of course increasing localization and strengthening our presence in nearshore centres in the same time zone and finally, it is also about availability of talent as long as they have good talent. In this COVID environment we have seen how majority of the work can be done in a remote manner. So, it is possible, I think we are extremely confident to service our clients based on whatever talent they need, whether it is local onshore or with talent available in India and other parts of the world. So that is our focus, but in the long run we have to derisk the business and reduce dependency on visa.

Garima

Thank you so much, that wraps up our Q&A segment for today. Thank you so much Salil, Pravin and Nilanjan for answering all those questions so patiently. With that we will close today’s press conference. As we sign off, I would like to inform that the archive webcast of this press conference will be available on the Infosys website and our YouTube channel later today. Thank you once again for joining us. Take care and stay safe.